Exhibit 99.1

FSD Pharma Announces Agreement to Grant Exclusive Rights to Revolutionary Recreational Alcohol Misuse Technology

JOHN DUFFY, COCA-COLA VETERAN TEAMS UP WITH GERRY DAVID, FORMER CELSIUS CEO, AND MARKETING GURU KEVIN HARRINGTON TO BRING REVOLUTIONARY PRODUCT TO MARKET

TORONTO--(BUSINESS WIRE)--June 20, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders, is pleased to announce that it has entered into a non-binding letter of intent dated June 19, 2023 (the “Agreement”) with 1319741 B.C. Ltd., which will be renamed “Celly Nutrition Inc.” (“Celly Nu”), an unlisted reporting issuer, which sets forth the basic terms and conditions upon which Celly Nu will be granted exclusive rights to recreational applications for FSD Pharma’s alcohol misuse technology (“FSD’s IP”) designed to accelerate alcohol detoxification. FSD Pharma will retain all rights to medical / pharmaceutical applications under its umbrella to further develop the franchise. For more information on the product please visit: https://fsdpharma.com/unbuzzd/

In return for exclusive rights to recreational products, FSD Pharma will receive royalty payments on future sales should a product, hypothesized as a beverage, be commercialized. Newly appointed Advisory Board members – marketing icon Kevin Harrington and former Celsius Holdings, Inc. CEO Gerry David, who cumulatively have generated billions of dollars of sales and value for brands and shareholders – will be actively involved in Celly Nu, overseeing all operations, including marketing. Mr. David will be Chairman of Celly Nu and is best known for his five-year tenure as Chief Executive Officer at zero-calorie fitness drink maker Celsius Holdings, Inc. where he spearheaded a turnaround that resulted in a global sales explosion, influx of capital from notable strategic investors, and a rise in market capitalization that increased shareholder value 35-fold by exceeding $9 billion.

Pursuant to the terms of the Agreement, it is intended that the Company and Celly Nu will enter into a definitive licencing agreement and loan agreement (the “Transaction”) which will result in the Company providing an exclusive licence to Celly Nu on FSD’s IP, for Celly Nu to commercialize, manufacture, produce, package, market and sell products developed using FSD’s IP for recreational applications (“Products”). Celly Nu will pay FSD Pharma a licence fee by issuing FSD Pharma 100,000,000 common shares in the capital of Celly Nu (“Celly Nu Shares”) and a 7% royalty on gross revenue. FSD Pharma may distribute some or all of Celly Nu Shares to shareholders of the Company in the future. In addition, pursuant to the terms of the Agreement, concurrent with closing of the Transaction, the Company intends to loan Celly Nu up to $1,000,000 on secured basis with a term of 3 years, which will bear interest at a rate of 10% per annum.

Celly Nu will appoint John Duffy as Chief Executive Officer. Mr. Duffy is a strategy-driven and results-oriented Executive with close to three decades of successful consumer goods experience. "John is an excellent communicator with tested organizational skills. He is a rare leader that has demonstrated expertise across sales, marketing, and operational functions as well as a passion for the development of people.” said Gerry David. Most recently, John was Co-Founder, EVP and Chief Commercial Officer at Legends Access LLC where he created and managed the influencer, social media and e-commerce platforms while developing partnerships with fortune 500 clients. Prior to Legends Access, John spent over 22 years in the Coca-Cola system including roles of increasing responsibilities across multiple functions. In his last role at Coca-Cola as Vice President of National Sales, John led the customer management team responsible for the Coca-Cola systems’ largest foodservice distributor, Sysco. In this role, Duffy managed $1+ billion revenue, developed a reputation for innovative customer partnerships, and was recognized as one of Sysco’s top global suppliers. John earned a bachelor’s in economics from the University of Massachusetts, Dartmouth, and an MBA with a concentration in marketing from Suffolk University’s Sawyer Business School in Boston MA.

The Board of Directors of Celly Nu will be Gerry David as Chairman, Dr. Lakshmi Kotra and Zeeshan Saeed.

“We chose to differentiate pipelines compartmentalizing the pharmaceutical products from recreational products, to enable it to be brought to market faster,” said Zeeshan Saeed, President and Executive Co-Chairman at FSD Pharma. “I am thrilled to provide HUGE shareholders an extremely rare opportunity to participate in a company that not only has a strong and diverse pharmaceutical pipeline, but also a venerable marketing gurus Kevin Harrington and Gerry David are paired for the first time to provide oversight and direction for a first-in-class product.”

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, a proprietary ultra-micronized PEA formulation, for the treatment of inflammatory diseases. Lucid Psychss Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders, and expanding this category, the Company is investigating other products addressing acute medical needs due to the abuse of drugs such as alcohol. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com

ClearThink
Email: nyc@clearthink.capital
Telephone: (917) 658-7878